Exhibit 99.2

LITHIUM AMERICAS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

(Expressed in US Dollars)

March 28, 2018

Independent Auditor’s Report

To the Shareholders of Lithium Americas Corp.

We have audited the accompanying consolidated financial statements of Lithium Americas Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2017, and December 31, 2016 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year ended December 31, 2017 and for the fifteen month period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lithium Americas Corp. and its subsidiaries as at December 31, 2017, and December 31, 2016 and their financial performance and their cash flows for the year ended December 31, 2017 and for the fifteen month period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2017	2016
		$	$
CURRENT ASSETS
Cash and cash equivalents		55,394	8,056
Restricted cash	5	833	833
Receivables, prepaids and deposits		1,017	979
Deferred financing costs	9	1,888	-
Organoclay inventories		2,086	531
		61,218	10,399
NON-CURRENT ASSETS
Restricted cash	5	983	1,817
Loans to Joint Venture	5	11,479	-
Investment in Joint Venture	5	19,637	13,136
Property, plant and equipment	6	18,070	18,502
Exploration and evaluation assets	7	2,104	1,447
		52,273	34,902
TOTAL ASSETS		113,491	45,301

CURRENT LIABILITIES
Accounts payable and accrued liabilities		3,546	1,637
Current portion of long-term borrowings	8	178	169
		3,724	1,806
LONG-TERM LIABILITIES
Long-term borrowings	8	751	902
Decommissioning provision		249	170
		1,000	1,072
TOTAL LIABILITIES		4,724	2,878

SHAREHOLDERS’ EQUITY
Share capital		197,390	108,670
Contributed surplus		20,812	11,948
Accumulated other comprehensive loss		(114)	(2,124)
Deficit		(109,321)	(76,071)
TOTAL SHAREHOLDERS’ EQUITY		108,767	42,423
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		113,491	45,301

The Company has US$205 million of undrawn credit facility as at December 31, 2017 available to finance its share of the capital costs of the Minera Exar Joint Venture (Note 9).

Approved for issuance on March 28, 2018

On behalf of the Board of Directors:

“Gary Cohn”	Director	“George Ireland”	Director

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of US dollars, except per share amounts; shares in thousands)

		Year ended December 31,	Fifteen months ended December 31,
	Note	2017	2016
		$	$
ORGANOCLAY SALES		4,290	1,154
COST OF SALES
Production costs		(4,565)	(1,497)
Inventories write down		(774)	(648)
Depreciation		(764)	(476)
Total cost of sales		(6,103)	(2,621)
GROSS LOSS		(1,813)	(1,467)

EXPENSES
Exploration expenditures	13	(4,339)	(3,448)
Organoclay research and development		(423)	(536)
General and administrative	11	(7,296)	(6,448)
Share of loss in Joint Venture		(4,850)	(3,987)
Stock-based compensation	9	(11,412)	(3,193)
		(28,320)	(17,612)
OTHER ITEMS
Foreign exchange (loss)/gain		(3,759)	351
Convertible security accretion		-	(806)
Loss on sale of 50% interest in Minera Exar	5	-	(9,015)
Other income		642	825
		(3,117)	(8,645)
NET LOSS		(33,250)	(27,724)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Reclassification of cumulative translation adjustment on sale of 50% interest in Minera Exar	5	-	15,098
Unrealized gain/(loss) on translation to reporting currency		2,010	(16,319)
		2,010	(1,221)
TOTAL COMPREHENSIVE LOSS		(31,240)	(28,945)
LOSS PER SHARE - BASIC AND DILUTED		(0.44)	(0.50)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED		75,979	58,360

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares(1)	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, September 30, 2015	53,297	99,318	10,847	(903)	(48,347)	60,915
Shares issued on exercise of stock options (Note 9)	1,226	2,106	(1,300)	-	-	806
Shares issued on exercise of warrants (Note 9)	407	1,256	(107)	-	-	1,149
Shares issued on conversion of Restricted shares (Note 9)	382	757	(707)	-	-	50
Deferred share units and Restricted shares issued in lieu of salaries and directors fees (Note 9)	-	-	22	-	-	22
Shares issued for equity financing (Note 9)	3,453	3,500	-	-	-	3,500
Share issuance costs (Note 9)	-	(191)	-	-	-	(191)
Shares issued for convertible security	1,608	1,924	-	-	-	1,924
Stock-based compensation	-	-	3,193	-	-	3,193
Net loss	-	-	-	-	(27,724)	(27,724)
Other comprehensive loss	-	-	-	(1,221)	-	(1,221)
Balance, December 31, 2016	60,373	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options (Note 9)	857	1,862	(1,050)	-	-	812
Shares issued on exercise of warrants (Note 9)	1,687	5,871	(331)	-	-	5,540
Shares issued on conversion of Restricted shares and DSUs	562	1,743	(1,743)	-	-	-
Deferred share units and Restricted shares issued in lieu of salaries and directors fees	-	-	371	-	-	371
Shares issued for equity financing (Note 9)	25,000	80,999	-	-	-	80,999
Share issuance costs (Note 9)	-	(1,755)	-	-	-	(1,755)
Stock-based compensation	-	-	11,617	-	-	11,617
Net loss	-	-	-	-	(33,250)	(33,250)
Other comprehensive income	-	-	-	2,010	-	2,010
Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767

(1)Share consolidation. Effective November 8, 2017, the Company implemented a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares (Note 2). Number of shares in the table is presented on a post-consolidation basis.

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

	For the twelve months ended December 31,	For the fifteen months ended December 31,
	2017	2016
	$	$
OPERATING ACTIVITIES
Net loss for the period	(33,250)	(27,724)
Items not affecting cash:
Stock-based compensation	11,566	3,193
Depreciation	939	894
Foreign exchange loss/(gain)	3,759	(351)
Share of loss in Joint Venture	4,850	3,987
Convertible security accretion	-	806
Loss on sale of 50% interest in Minera Exar	-	8,374
Inventories write down	774	648
Other expense/(income)	291	(627)
Changes in non-cash working capital items:
(Increase)/decrease in receivables, prepaids and deposits and deferred financing costs	(596)	40
(Increase)/decrease in inventories	(2,092)	88
Increase/(decrease) in accounts payable and accrued liabilities	845	(640)
Net cash used in operating activities	(12,914)	(11,312)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 5)	(11,000)	-
Equity investment in Joint Venture (Note 5)	(13,700)	-
Additions to exploration and evaluation assets	(626)	(991)
Cash received from Joint Venture, net	-	14,661
Restricted cash	834	(2,500)
Additions to property, plant and equipment (Note 6)	(1,059)	(640)
Net cash (used in)/provided by investing activities	(25,551)	10,530
FINANCING ACTIVITIES
Proceeds from stock options exercises	812	806
Proceeds from warrants exercises	5,540	1,149
Repayment of convertible security funding	-	(1,653)
Net proceeds from equity financing (Note 9)	79,244	3,482
Finance lease repayments	(46)	(52)
Repayment of long-term borrowing	(125)	(147)
Net cash provided by financing activities	85,425	3,585
EFFECT OF FOREIGN EXCHANGE ON CASH	378	(299)
CHANGE IN CASH AND CASH EQUIVALENTS	47,338	2,504
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	8,056	5,552
CASH AND CASH EQUIVALENTS - END OF PERIOD	55,394	8,056

Supplemental disclosure with respect to cash flows (Note 15)

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products.

The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and, subsequent to the year end, became listed on the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 1150-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. Effective August 11, 2017 the Company’s registered and records office is 2200-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved for issuance by the Board of Directors on March 28, 2018.

These consolidated financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements.

As authorized by its shareholders, the Company implemented a consolidation of its outstanding common shares effective from November 8, 2017 on the basis of one new common share for every five outstanding common shares. The share consolidation affected all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares, share options (note 9), restricted share units (note 9), deferred share units (note 9) and warrants (note 9), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

The Company changed its fiscal year end from September 30 to December 31, effective 2016, so the comparative period is the fifteen-month period from October 1, 2015 to December 31, 2016. The Company changed its year end in order to align it with the Joint Venture (as defined in Note 5) for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgements

The preparation of these financial statements in conformity with IFRS requires judgments, estimates, and assumptions that affect the amounts reported.  Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The following are the estimates, assumptions and areas of judgment applied by management that most significantly affect the Company’s financial statements:

Commercial viability and technical feasibility of the Cauchari-Olaroz project

The application of the Company’s accounting policy for exploration and evaluation assets requires judgement in assessing when the commercial viability and technical feasibility of the Cauchari-Olaroz project has been determined, at which point the asset is reclassified to property, plant and equipment.  In the judgement of the Company, the commercial viability and technical feasibility of the Cauchari-Olaroz project has been demonstrated effective July 1, 2017.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicators assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

Impairment of other long lived assets

The application of the Company’s accounting policy for impairment of its investment in joint venture and property, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s investment in joint venture and property, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2017.

Principles of Consolidation

The consolidated financial statements contained herein include the accounts of Lithium Americas Corp. and its wholly-owned USA subsidiaries Lithium Nevada Corp., KV Project LLC, and RheoMinerals Inc., and Canadian wholly-owned subsidiary 2265866 Ontario Inc. All inter-company transactions and balances have been eliminated.

Subsidiaries are all entities over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Joint Arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s arrangement with respect to Cauchari-Olaroz project is classified as a joint venture and is accounted for using the equity method. The equity method involves recording the initial investment at cost. When a joint venture is formed from a previous investment in a subsidiary, the Company made a policy choice decision to recognize a gain or loss on change of control in relation to the portion of the investment no longer owned based upon the carrying value of the assets.  Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of a joint venture’s net income or loss, depreciation, amortization or impairment and foreign currency differences arising on translation from functional to the presentation currency. When the Company’s share of losses of a joint venture exceeds the Company’s carrying value of the investment, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in US dollars. The functional currency of all subsidiaries in the Company’s group other than Lithium Americas Corporation is the US dollar, while the functional currency of Lithium Americas Corporation is the Canadian dollar. The functional currency of the Company’s Joint Venture is the Argentinian Peso.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (continued)

Parent and Subsidiary Companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each reporting date are translated at the closing rate at that reporting date;
•

income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive loss.

The Company recognizes its share of the exchange differences of its joint ventures which result from translation of the results and financial position of its foreign joint ventures from the functional to the presentation currency.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments in high interest saving accounts which can be withdrawn at any time, which is subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed as incurred until an economic feasibility study has established the presence of proven and probable reserves and development of the project has commenced, at which time exploration and development expenditures incurred on the property thereafter are capitalized. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	The status of environmental permits; and
•	The status of mining leases or permits.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, the Company uses the cost model for exploration and evaluation assets.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company assesses its capitalized mineral property costs for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs.  During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment.  Capitalization of costs incurred ceases when commercial production commences in the manner intended by management.  The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Organoclay plant – straight-line basis over the estimated useful life of 20 years;
•	Buildings – straight-line basis over the estimated useful life of 20 years;
•	Organoclay plant equipment included in “Equipment and machinery” – straight line basis over the estimated life of 5-20 years;
•	Lithium demo plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Office equipment included in “Other” – declining balance method at 20% annual rate; and
•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date.  Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds it recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Leased Assets

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.  The corresponding lease commitment is shown as a liability.  Lease payments are apportioned between capital and interest. Interest charges are capitalized to asset under construction during the development and commissioning phase. The capital element reduces the balance owed to the lessor.

Inventories

Organoclay products, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress is determined by the weighted average cost method and comprises raw materials, direct labour, and other direct costs, as well as related production overheads including applicable depreciation on property, plant and equipment.  Net realizable value is the estimated selling price less applicable selling expenses.  When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period.  When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value.  Cost includes acquisition, freight and other directly attributable costs.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of the following categories: loans and receivables or other financial liabilities.  All financial instruments are measured in the statement of financial position at fair value initially.  Loans and receivables and other financial liabilities are subsequently measured at amortized cost.

The Company does not use derivative instruments or hedges to manage risks.

Cash and receivables and short-term restricted cash have been designated as loans and receivables and are included in current assets due to their short-term nature. Loans to the Joint Venture and long-term restricted cash have been designated as loans and receivables and are included in non-current assets due to their long-term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term borrowing, convertible security, and obligation under finance leases.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begin when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs.  The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.  The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets.  These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method.  The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost.  Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue

Organoclay products revenue is recognized when it is probable that the economic benefits will flow to the Company, risks and rewards of ownership are transferred to the customer, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured.  These criteria are generally met at the time the product is shipped or delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained.  Revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing net loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period. The diluted loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

Stock-Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.  These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus.  The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

The Company’s equity incentive plan also allows the grant of restricted shares and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earning over the vesting period.

Organoclay Product Development

Expenditure on research activities related to the obtaining of new scientific or technical knowledge is expensed as incurred.  Expenditure on development activities, whereby the research results or other knowledge is applied to accomplish new or improved products or processes, is recognized as an intangible asset in the statement of financial position, provided the product or process is technically and commercially feasible and the Company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset.  The carrying amount includes the directly attributable expenditure, such as the cost of materials and services, costs of employee benefits, fees to register intellectual property rights and amortization of patents and licenses.  In the statement of financial position, product development are stated at cost less accumulated amortization and any impairment losses.

Recent Accounting Pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL.  The standard is effective for accounting periods beginning on or after January 1, 2018. The Company has determined that adoption of this standard will have no significant impact on the consolidated financial statements.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 was issued in May 2014 by the IASB.  Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations.  The standard is effective for annual periods beginning on or after January 1, 2018. The Company has determined that adoption of this standard will have no significant impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

	As at December 31,	As at December 31,
	2017 $	2016 $
Cash	6,319	1,449
Short-term bank deposits	49,075	6,607
	55,394	8,056

As at December 31, 2017 $5,898 of cash is held in CAD (December 31, 2016 – 250) and $421 in USD (December 31, 2016 – 1,199) and earn interest between 0.25-1.5%. Short-term bank deposits are held in USD and earn interest between 1-2%.

5.	JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM to form a 50/50 joint venture on the Cauchari-Olaroz project in Jujuy, Argentina (“Joint Venture”).

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Shareholders’ Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

In May 2016, SQM and the Company also entered into an Escrow Agreement requiring the Company to deposit $2,500 of the $15,000 contribution (the “Escrow Amount”) into an escrow account.  Subject to certain provisions, the Escrow Amount will be released to the Company over three years as follows: $833 was received in April 2017, $833 will be released on March 28, 2018, and $833 will be released on March 28, 2019.  The Escrow Amount can be used to pay certain contingent liabilities of Minera Exar, if any arise, related to the actions prior to the Joint Venture formation.  The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future. Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase.  Accordingly, all costs directly attributable to the project are capitalized.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT VENTURE (continued)

Investment in Joint Venture

The changes in investment in the Joint Venture since initial contribution are as follows:

Initial contribution to Joint Venture – March 28, 2016	$
50% of net asset value of Minera Exar	13,276
50% of contribution for Joint Venture project development	5,000
Total initial contribution	18,276
Share of loss of Joint Venture	(3,987)
Translation adjustment	(1,153)
Investment in Joint Venture – December 31, 2016	13,136
Share of loss of Joint Venture	(4,850)
Translation adjustment	(2,127)
Contribution to Joint Venture by LAC	13,717
Elimination of unrealized gains on intercompany transactions	(239)
Investment in Joint Venture – December 31, 2017	19,637

In October 2017, the Company made an irrevocable capital contribution, proportionate to its 50% interest in the Joint Venture, for future capital increases in Minera Exar in an amount of $13,300 to develop, explore, and operate the Cauchari-Olaroz project.

The following amounts represent the amounts presented in the financial statements of Minera Exar. They have been amended to reflect modifications for differences in accounting policies.

	December 31, 2017	December 31, 2016
	$	$
Current assets
Cash and cash equivalents	9,198	3,119
Other current assets	2,410	1,281
Total current assets	11,608	4,400
Non-current assets	66,821	28,261
Current liabilities	(13,189)	(6,268)
Non-current liabilities	(26,323)	(121)
Net assets	38,917	26,272

Summarized statement of loss from operations	For the year ended December 31, 2017	For the period March 28, 2016 - December 31, 2016
	$	$
Exploration expenditures	8,898	8,060
Depreciation	213	24
Other expenses/(income)	589	(108)
Loss from continuing operations	9,700	7,976

Loans to Joint Venture

During the year ended December 31, 2017, the Company entered into two loan agreements and advanced $11,000 to Minera Exar. The rate of interest on the first loan with a principal amount of $5,000 is 12-month LIBOR plus 3% and is calculated on the basis of a 360-day year. The maturity date of the first loan is two years following the drawdown date. The rate of interest on the second loan with a principal amount of $6,000 is 12-month LIBOR plus 10% and is calculated on the basis of a 360-day year. The maturity date of the second loan is fifteen years following the drawdown date. The interest on both loans is accrued on a non–compounding basis. The proceeds from the loans were used by Minera Exar for mining exploration or mining construction and development purposes.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	JOINT VENTURE (continued)

Joint Venture Commitments and Contingencies

As at December 31, 2017, the Company’s 50% portion of the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years.  The annual fees due are $88 between 2017 and 2021 and $131 between 2021 and 2059, assuming that these payments will be extended for the life of the project.  These payments will be incurred only if the Joint Venture starts production.

Los Boros Option Agreement

On March 28, 2016, the Joint Venture entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz project.  Under the terms of the Option Agreement, the Joint Venture paid $100 (the Company’s portion was $50) upon signing and has a right to exercise the purchase option at any time within 30 months for the total consideration of $12,000 (the Company’s portion is $6,000) to be paid in sixty quarterly instalments of $200 (the Company’s portion is $100).  The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: third year of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As a security for the transfer of title for the mining properties under the Option Agreement, Los Boros granted to the Joint Venture a mortgage for $12,000.

If the Joint Venture exercises the purchase option, the following royalties will have to be paid to Los Boros:

•	$300 (the Company’s portion is $150) within 10 days of the commercial plant construction start date; and
•	3% net profit interest (the Company’s portion is 1.5%) for 40 years, payable in pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest in exchange for a one-time payment of $7,000 (the Company’s portion is $3,500) and the next 20 years for additional $7,000 (the Company’s portion is $3,500).

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only commence once all annual commitments related to the project debt have been met.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at September 30, 2015	371	1,957	5,068	11,149	356	18,901
Additions	15	184	88	346	70	703
Disposition	-	-	-	-	(29)	(29)
Contribution to Joint Venture	-	-	-	-	(12)	(12)
Foreign exchange	-	-	-	-	(3)	(3)
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	-	2	805	-	254	1,061
Write down	-	-	(399)	-	-	(399)
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at September 30, 2015	-	-	112	-	76	188
Depreciation for the year	-	76	335	431	52	894
Disposition	-	-	-	-	(20)	(20)
Contribution to Joint Venture	-	-	-	-	(4)	(4)
As at December 31, 2016	-	76	447	431	104	1,058
Depreciation for the year	-	107	366	575	76	1,124
Disposition	-	-	(30)	-	-	(30)
As at December 31, 2017	-	183	783	1,006	180	2,152

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2016	386	2,065	4,709	11,064	278	18,502
As at December 31, 2017	386	1,960	4,779	10,489	456	18,070

7.	EXPLORATION AND EVALUATION ASSETS

December 31, 2017
Lithium Nevada
$
Acquisition costs
Balance, beginning	1,447
Additions	706
Write offs	(49)
Total exploration and evaluation assets	2,104

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

	December 31, 2016
	Lithium Nevada $	Cauchari- Olaroz $	Total $
Acquisition costs
Balance, beginning	958	41,665	42,623
Additions	489	71	560
Change in foreign exchange rate	-	(14,874)	(14,874)
Sale of 50% of net assets	-	(13,431)	(13,431)
Contribution to Joint Venture	-	(13,431)	(13,431)
Total exploration and evaluation assets	1,447	-	1,447

The Company has the following future payments and royalties on Lithium Nevada project. These payments will only be incurred if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the Lithium Nevada project.

•	$50 annual advance net smelter return royalty payment due on January 21 on certain mining claims. The Company’s interest in these claims is subject to a 3% net smelter return royalty;
•	$2 per year in advance net smelter return royalty payments due on November 15 on four mining claims. The Company’s interest in these claims is subject to a 1.5% net smelter return royalty;
•	20% royalty on revenue solely in respect of uranium;
•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000.  The royalty will then be reduced to 4% for the life of the project.  The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000.

The Company has future royalties from sales of organoclay products manufactured at the facility in Saudi Arabia owned by Delmon Co Ltd. and receivable pursuant to its “Technical Assistance and Royalty Agreement”. The agreement was entered into on November 17, 2016 and includes a 12.5% net profit royalty payable for 7 years from the manufacturing completion date (as defined in the abovementioned agreement) and a 3% gross profit royalty on new products payable for 7 years from the date of sale of any new product.

8.	LONG-TERM BORROWING

	As at December 31,	As at December 31,
	2017 $	2016 $
Current portion of long-term borrowings
Promissory note	130	125
Obligation under finance leases	48	44
	178	169
Long-term borrowings
Promissory note	703	833
Obligation under finance leases	48	69
	751	902
	929	1,071

Promissory Note

In July 2013, the Company purchased an industrial complex in the City of Fernley, Nevada to be the production site for its organoclay plant.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	LONG-TERM BORROWING (continued)

The property was purchased for $1,575, of which $236 was paid at the close of the transaction, and the remaining balance of $1,339 was financed by the seller with a ten-year promissory note payable in monthly instalments.  The promissory note bears 5.25% annual interest for the first five years, and then at a reset interest rate of between 5.5% to 7.5% for the final five years, depending on the prime rate at the time of reset.  Security provided for the promissory note includes a mortgage charge against the purchased property.

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing.

The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 common shares while BCP subscribed for 10,000 common shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000 respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  As of December 31, 2017, the Company has not drawn down on this credit facility.

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of Cauchari-Olaroz Project Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor Rights Agreement.  The Company entered into an Investor Rights Agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

Financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,888, related to the debt portion of the Ganfeng and Bangchak financings, are deferred and included in receivables, prepaids, and deposits and will be amortized over the terms of the loans. $1,361 of these costs are included in accounts payable and accrued liabilities on December 31, 2017.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share rights (“RSs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Shares

During the year ended December 31, 2017, the Company granted 1,589 RSs to its directors, executive officers, consultants and employees.  The total estimated fair value of the RSs was $7,883 based on the market value of the Company’s shares on the grant date.  The fair value of 27 RSs that were granted in lieu of deferred salaries was recorded as a reduction of accrued liabilities, and the fair value of the remaining 1,562 RSs is being recorded as a share-based payments expense and charged to operating expenses over the vesting period.

As at December 31, 2017, $748 of the fair value of RSs previously granted but not yet vested remains to be expensed in fiscal 2018, $183 in 2019 and $28 in 2020.

During the year ended December 31, 2017, the fair value of RSs of $6,989 was recorded as a share-based payments expense and charged to operating expenses (fifteen-month period ended December 31, 2015 - $1,682), $89 was charged to cost of sales (fifteen-month period ended December 31, 2015 - nil) and $1 was allocated to inventory (fifteen-month period ended December 31, 2015 - nil).

A summary of changes to the number of restricted shares is as follows:

Number of RSs (in 000's)
Balance, RSs September 30, 2015	-
Granted	873
Converted into common shares	(383)
Balance, RSs December 31, 2016	490
Granted	1,589
Converted into common shares	(521)
Forfeited	(8)
Balance, RSs December 31, 2017	1,550

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Deferred Share Units

During the year ended December 31, 2017 the Company granted 73 DSUs with the total estimated fair value of $336 to the Company’s directors in lieu of the directors’ fees payments.

Number of DSUs (in 000's)
Balance, DSUs September 30, 2015	-
Granted	9
Balance, DSUs December 31, 2016	9
Granted	73
Converted into common shares	(41)
Balance, DSUs December 31, 2017	41

Stock Options

During the year ended December 31, 2017, the Company granted a total of 3,085 stock options to its directors, officers, and employees.  The fair value of stock options granted are estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the period:

	April 4, 2017	April 4, 2017	May 16, 2017	Sep 14, 2017	Nov 27, 2017	Dec 22, 2017
Number of options granted (‘000’s)	835	200	100	1,860	60	30
Exercise price per share (CDN$)	$4.90	$4.90	$5.00	$8.05	$12.34	$11.07
Risk-free interest rate	0.7%	0.7%	0.7%	1.6%	1.6%	1.8%
Expected life	3	3	3	3	3	3
Annualized volatility	73%	73%	72%	69%	66%	73%
Dividend rate	-	-	-	-	-	-
Fair value per stock option granted (CDN$)	$2.10	$2.10	$2.35	$3.75	$5.52	$5.32
Total fair value of stock options granted (CDN$)	$1,754	$420	$235	$6,975	$331	$160

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options (continued)

Stock options outstanding and exercisable as at December 31, 2017 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CDN$	Number Outstanding as at December 31, 2017 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$	Number Exercisable as at December 31, 2017 (in 000's)	Weighted Average Exercise Price CDN$
$1.35 - $1.50	1,074	1.75	1.44	1,074	1.44
$1.70 - $1.90	327	1.57	1.81	327	1.81
$2.35 - $3.75	820	3.12	2.61	820	2.61
$4.80 - $5.00	1,172	4.19	4.88	624	4.87
$8.05 - $11.05	1,913	4.72	8.23	478	8.23
	5,306	3.56	4.85	3,323	3.39

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding September 30, 2015	3,466	2.15
Granted	1,873	2.30
Exercised	(1,602)	1.75
Expired	(290)	6.15
Forfeited	(23)	2.25
Balance, outstanding December 31, 2016	3,424	2.15
Granted	3,085	7.01
Exercised	(1,073)	2.22
Forfeited	(130)	5.20
Balance, outstanding December 31, 2017	5,306	4.85

During the year ended December 31, 2017, 608 (fifteen-month period ended December 31, 2016 – 933) options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 392 (fifteen-month period ended December 31, 2016 – 558) shares of the Company.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

9.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options (continued)

Stock-based compensation expense related to stock options of $4,423 (fifteen-month period ended December 31, 2016 - $1,511) was charged to operations $65 was charged to cost of sales (fifteen-month period ended December 31, 2015 - nil) and $50 was allocated to inventory (fifteen-month period ended December 31, 2015 - nil). At December 31, 2017, $3,052 of the fair value of stock options previously granted but not yet vested remains to be expensed in fiscal 2018, and $224 in fiscal 2019.  The weighted-average share price on the date of the stock options exercised was CDN$6.22 (fifteen-month period ended December 31, 2016  – CDN$4.25).

Warrants

A summary of the changes in the number of the Company’s share purchase warrants is as follows:

	Number of Warrants (in ‘000’s)	Weighted Average Exercise Price (CDN$)
Balance, September 30, 2015	3,555	4.05
Exercised	(407)	3.62
Expired	(1,282)	3.75
Balance, December 31, 2016	1,867	4.35
Exercised	(1,687)	4.32
Expired	(180)	4.49
Balance, December 31, 2017	-	-

10.	RELATED PARTY TRANSACTIONS

The Company`s 50%-owned joint venture Minera Exar entered in the following transactions with companies controlled by the family of the Company’s director and the President of Minera Exar S.A.:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 5);
-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $2,411 (the Company’s portion is $1,206).

In 2017 Minera Exar paid director’s fee of $75 to its President, who is also the director of the Company.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

10.	RELATED PARTY TRANSACTIONS (continued)

Compensation of Key Management

Up to August 14, 2017, the Company paid its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair.  In addition, the Company paid $1 per meeting in cash for Board meetings in excess of six meetings per year.

Effective August 14, 2017, the Company revised the remuneration of its non-executive directors to a base annual fee of $80 per year and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company will pay $1 per meeting in cash for Board meetings in excess of six meeting per year. The fees will be settled through a combination of cash and the issuance of DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs.

The remuneration of directors and members of the executive management team included:

	For the year ended December 31,	For the fifteen months ended December 31,
	2017 $	2016 $
Stock-based compensation	2,507	895
Bonuses - cash	1,425	-
Bonuses - stock-based	6,000	1,499
Salaries, benefits and directors fees included in general and administrative expenses	1,707	1,901
Salaries and benefits included in exploration expenditures	368	396
Salaries and benefits capitalized to Investment in the Joint Venture	127	-
	12,134	4,691

	As at December 31, 2017	As at December 31, 2016
	$	$
Total due to directors and executive team	265	411

There were no contractual or other commitments from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the year ended December  31, 2017 and fifteen months ended December 31, 2016:

	For the year ended December 31,	For the fifteen months ended December 31,
	2017 $	2016 $
Investor relations	63	253
Marketing	565	875
Office and administration	743	741
Professional fees	926	886
Regulatory and filing fees	403	112
Salaries, benefits and directors fees	3,746	2,619
Travel and conferences	799	493
Transaction costs	-	431
Depreciation	51	38
	7,296	6,448

12.	COMMITMENTS AND CONTINGENCIES

As at December 31, 2017, the Company had the following commitments that have not been disclosed elsewhere in these consolidated financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	276	310	-	586

13.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the year ended December 31, 2017 and fifteen months ended December 31, 2016:

	For the year ended December 31, 2017
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Drilling	1,195	-	1,195
Engineering	14	-	14
Environmental	279	-	279
Geological and consulting	1,871	-	1,871
Field supplies, other services, and taxes	397	471	868
Lithium demo plant equipment depreciation	112	-	112
	3,868	471	4,339

1Expenditures related to the Cauchari-Olaroz project incurred directly by the Company. Starting from July 1, 2017, construction costs related to the Cauchari-Olaroz project are capitalized into Investment in Joint Venture.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	EXPLORATION EXPENDITURES (continued)

	For the fifteen months ended December 31, 2016
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Engineering	169	82	251
Environmental	83	-	83
Geological and consulting	1,800	454	2,254
Field supplies, other services, and taxes	280	440	720
Lithium demo plant equipment depreciation	140	-	140
	2,472	976	3,448

1Exploration expenditures prior to the formation of the Joint Venture

14.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical segments.  Organoclay project is in the production stage, Lithium Nevada is in the exploration stage and Cauchari-Olaroz project is in the development stage. The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Lithium Nevada $	Cauchari-Olaroz $	Corporate $	Total $
As at December 31, 2017
Property, plant and equipment	17,011	1,018	-	41	18,070
Exploration and evaluation assets	-	2,104	-	-	2,104
Total assets	19,745	3,642	19,637	70,467	113,491
Total liabilities	(1,323)	(896)	-	(2,505)	(4,724)
For the year ended December 31, 2017
Property, plant and equipment expenditures	891	143	-	27	1,061
Sales	4,290	-	-	-	4,290
Inventory write-down	774	-	-	-	774
Net loss	3,043	5,183	4,850	20,174	33,250
Exploration expenditures	-	3,868	471	-	4,339
Depreciation	776	157	-	6	939
Organoclay research and development	423	-	-	-	423

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2016
Property, plant and equipment	17,450	1,033	-	19	18,502
Exploration and evaluation assets	-	1,447	-	-	1,447
Total assets	18,585	3,056	13,136	10,524	45,301
Total liabilities	(1,513)	(291)	-	(1,074)	(2,878)
For the fifteen months ended December 31, 2016
Property, plant and equipment expenditures	681	14	2	6	703
Sales	1,154	-	-	-	1,154
Inventory write-down	648	-	-	-	648
Net loss	2,871	3,335	3,987	17,531	27,724
Exploration expenditures	-	2,472	976	-	3,448
Depreciation	720	168	-	6	894
Organoclay research and development	536	-	-	-	536

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

14.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues are segmented geographically as follows:

	Canada $	United States $	Germany $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2017	41	19,377	756	19,637	39,811
As at December 31, 2016	19	19,062	868	13,136	33,085
Revenue
For the year ended December 31, 2017	-	4,290	-	-	4,290
For the fifteen months ended December 31, 2016	-	1,154	-	-	1,154

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	For the year ended December 31,	For the fifteen months ended December 31,
	2017 $	2016 $
Accounts payable related to property, plant and equipment	28	50
Assets acquired under finance leases	29	-
Accounts payable related to inventories	197	197
Accounts payable related to financings	1,611	175
Deferred financings costs	1,361	-
Accounts payable for salaries settled with DSUs and RSs	290	-
RSs and DSUs granted in lieu of deferred salaries and directors’ fees	81	80

Interest/finance charges paid	52	77
Income taxes paid	-	-

16.	INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	For the year ended December 31	For the fifteen months ended December 31,
	2017 $	2016 $
Loss for the period	(33,250)	(27,724)
Expected income tax recovery	(8,645)	(7,208)
Items not deductible for income tax purposes	3,612	1,010
Loss of sale of 50% interest in Minera Exar	-	3,278
Effect of change in deferred income tax rate	3,964	-
Effect of lower (higher) tax rate in foreign jurisdiction	(25)	(647)
Change in unrecognized deferred tax assets and other	1,094	3,567
Deferred income tax (expense)/recovery	-	-

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

16.	INCOME TAXES (continued)

The significant components of the Company's unrecognized deferred tax assets are as follows:

	December 31, 2017 $	December 31, 2016 $
Tax loss carryforwards	14,359	12,634
Exploration and evaluation assets	124	1,350
Financing costs	573	424
Capital assets	238	607
Other	564	94
Unrecognized deferred tax assets	15,858	15,108

The Company has Canadian non-capital loss carryforwards of CDN$33,500 (2016 - CDN$24,200) and in the US of approximately $34,500 (2016 - $22,700) expiring between 2028 – 2037 which are available to reduce taxable income in Canada and the US respectively.

17.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.  The Company did not have any financial instruments measured at fair value on the statement of financial position.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

17.	FINANCIAL INSTRUMENTS (continued)

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables and loans to the Joint Venture.  The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $399. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

The Company’s receivables, prepaids and deposits include a $105 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents and receivables is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term.  As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

17.	FINANCIAL INSTRUMENTS (continued)

As at December 31, 2017, the Company had a cash and cash equivalents balance of $55,394 (December 31, 2016 - $8,056) to settle current liabilities of $3,724 (December 31, 2016 - $1,806).

The following table summarizes the maturities of the Company’s financial liabilities on undiscounted basis:

		Years ending December 31,
	2018	2019	2020 and later	Total
	$	$	$	$

Accounts payable and accrued liabilities	3,546	-	-	3,546
Long-term borrowing¹	172	172	618	962
Obligation under finance leases¹	52	49	-	101
Total	3,770	221	618	4,609

¹Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.  The Company is exposed to these risks as the ability of the Company to develop or market its property and the future profitability of the Company are related to the market price of certain minerals.

Foreign Currency Risk

The Company’s operations in foreign countries are subject of currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars (“CDN$”) and US dollars (“US$”) with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at December 31, 2017, $49,496 of the Company’s $55,394 in cash and cash equivalents was held in United States Dollars.

18.	CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure.  During the year ended December 31, 2017, the Company completed the closing of financing transactions with Ganfeng and Bangchak (Note 9). The capital structure of the Company consists of long-term borrowing, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its project debt facilities or raise additional amounts as needed and if available.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

19.	SUBSEQUENT EVENTS

On January 18, 2018 the Company received approval for the listing of its common shares on the NYSE, which began trading on the NYSE under the symbol “LAC” on January 25, 2018.

On February 7, 2018 the Company filed a final short form base shelf prospectus in each province of Canada, other than the Province of Quebec, to qualify the distribution, from time to time over a 25-month period of up to US$500 million of the Company’s debt and equity securities. The Company also filed a corresponding shelf registration statement with the SEC on Form F-10 under the Multijurisdictional Disclosure System.